UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 13D/A

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 11)*


                          United Auto Group, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                Common Stock (Par Value $ 0.0001 Per Share)
         Common Stock (Par Value $ 0.0001 Per Share) Issuable Upon
   Conversion of Series A Convertible Preferred Stock, Series B Preferred
                       Stock or Exercise of Warrants
--------------------------------------------------------------------------------
                      (Title of Class of Securities)

                                909440 10 9
--------------------------------------------------------------------------------
                               (CUSIP Number)

                          Valerie Ford Jacob, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                             New York, NY 10004
                                212-859-8000
--------------------------------------------------------------------------------
    (Name, Address and Telephone Number of Persons Authorized to Receive
                        Notices and Communications)

                             February 22, 2002
--------------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 909440 10 9


---------- ------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    INTERNATIONAL MOTOR CARS GROUP I, L.L.C.

---------- ------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |X|
                                                                   (b) |_|

---------- ------------------------------------------------------------------
3          SEC USE ONLY



---------- ------------------------------------------------------------------
4          SOURCE OF FUNDS

                    NOT APPLICABLE

---------- ------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

                    NOT APPLICABLE
---------- ------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

------------------------- -------- ------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF                            11,358,174

         SHARES
                          -------- ------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            0
                          -------- ------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            11,358,174
       REPORTING

                          -------- ------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              0
---------- ------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    24,955,288

---------- ------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                             |_|


---------- ------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    64.55%

---------- ------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 909440 10 9

---------- ------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    INTERNATIONAL MOTOR CARS GROUP II, L.L.C.


---------- ------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) |X|
                                                                 (b) |_|

---------- ------------------------------------------------------------------
3          SEC USE ONLY



---------- ------------------------------------------------------------------
4          SOURCE OF FUNDS

                    NOT APPLICABLE

---------- ------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                            |_|

                    NOT APPLICABLE
---------- -------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

------------------------- -------- -------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF                            3,208,575

         SHARES
                          -------- -------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            0

                          -------- -------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            3,208,575
       REPORTING

                          -------- -------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              0

---------- -------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    24,955,288


---------- -------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                             |_|


---------- -------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    64.55%

---------- -------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- -------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 909440 10 9

---------- -------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    PENSKE CAPITAL PARTNERS, L.L.C.


---------- -------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) |X|
                                                                 (b) |_|

---------- -------------------------------------------------------------------
3          SEC USE ONLY



---------- -------------------------------------------------------------------
4          SOURCE OF FUNDS

                    NOT APPLICABLE


---------- -------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                           |_|

                    NOT APPLICABLE
---------- -------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

------------------------- -------- -------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF                            14,566,749

         SHARES
                          -------- -------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            0

                          -------- -------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            145,667
       REPORTING

                          -------- -------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              14,421,082

---------- -------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    24,955,288


---------- -------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                         |_|


---------- -------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    64.55%


---------- -------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- -------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 909440 10 9

---------- -------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    JAMES A. HISLOP

---------- -------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) |X|
                                                               (b) |_|

---------- -------------------------------------------------------------------
3          SEC USE ONLY



---------- -------------------------------------------------------------------
4          SOURCE OF FUNDS

                    NOT APPLICABLE

---------- -------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                          |_|

                    NOT APPLICABLE
---------- -------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    UNITED STATES

------------------------- -------- -------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF                            50,000

         SHARES
                          -------- -------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            14,566,749

                          -------- -------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            50,000
       REPORTING

                          -------- -------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              14,566,749

---------- -------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    24,955,288


---------- -------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                          |_|


---------- -------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    64.55%

---------- -------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    IN

---------- -------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 909440 10 9

---------- -------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    ROGER S. PENSKE


---------- -------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) |X|
                                                                 (b) |_|

---------- -------------------------------------------------------------------
3          SEC USE ONLY



---------- -------------------------------------------------------------------
4          SOURCE OF FUNDS

                    NOT APPLICABLE

---------- -------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                            |_|

                    NOT APPLICABLE
---------- -------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    UNITED STATES

------------------------- -------- -------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF                            441,667

         SHARES
                          -------- -------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            24,463,621

                          -------- -------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            441,667
       REPORTING

                          -------- -------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              24,463,621

---------- -------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    24,955,288


---------- -------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                          |_|

---------- -------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    64.55%

---------- -------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    IN

---------- -------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 909440 10 9

---------- -------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    PENSKE CORPORATION


---------- -------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) |_|
                                                               (b) |X|

---------- -------------------------------------------------------------------
3          SEC USE ONLY



---------- -------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC

---------- -------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                         |_|

                    NOT APPLICABLE
---------- -------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

------------------------- -------- -------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF                            9,896,871

         SHARES
                          -------- -------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            0

                          -------- -------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            9,896,871
       REPORTING

                          -------- -------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              5,881,430

---------- -------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    24,955,288


---------- -------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                         |_|

---------- -------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    64.55%

---------- -------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    CO

---------- -------------------------------------------------------------------

          This Amendment No. 11 ("Amendment") amends and supplements the
Schedule 13D filed on behalf of International Motor Cars Group I, L.L.C., a Delaware limited liability company ("IMCG I"), International Motor Cars Group II, L.L.C., a Delaware limited liability company ("IMCG II" and together with IMCG I, the "Purchasers"), Penske Capital Partners, L.L.C., a Delaware limited liability company ("PCP"), Penske Corporation, a Delaware corporation ("Penske Corporation"), Roger S. Penske and James A. Hislop (all such persons, the "Reporting Persons") with the Securities and Exchange Commission on April 22, 1999, as amended by Amendment No. 1 filed on May 3, 1999, Amendment No. 2 filed on August 5, 1999, Amendment No. 3 filed on February 9, 2000, Amendment No. 4 filed on September 12, 2000, Amendment No. 5 filed on October 26, 2000, Amendment No. 6 filed on December 18, 2000, Amendment No. 7 filed on December 26, 2000, Amendment No. 8 filed on February 14, 2001, Amendment No. 9 filed on March 6, 2001 and Amendment No. 10 filed on August 7, 2001 (the "Schedule 13D"), relating to the Voting Common Stock, par value $0.0001 per share (the "Voting Common Stock"), of United Auto Group, Inc., a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

          On February 1, 2002, (x) IMCG I exercised the IMCG I Warrant and acquired direct ownership of the shares of Voting Common Stock previously subject to the IMCG I Warrant and (y) IMCG II exercised the IMCG II Warrant and acquired direct ownership of the shares of Non-Voting Common Stock previously subject to the IMCG II Warrant. The $48,748,971 aggregate exercise price of the IMCG I Warrant was funded by funds IMCG I obtained from capital contributions made by its members. The $13,771,107 aggregate exercise price of the IMCG II Warrant was funded by funds IMCG II obtained from capital contributions made by its members.

          The total amount of funds used to purchase 11,000 shares of Voting Common Stock of the Company purchased by Penske Corporation through Penske Automotive, its wholly owned subsidiary, between December 27 and December 31, 2001, was $289,000. Such funds were obtained from the working capital of Penske Corporation, and were contributed to Penske Automotive by Penske Corporation.

          The total amount of funds used to purchase 10,000 shares of Voting Common Stock of the Company purchased by Roger S. Penske on September 21, 2001 was $104,030 and such funds were obtained from the personal funds of Roger S. Penske.

          The total amount of funds used to purchase 35,000 shares of Voting Common Stock of the Company purchased by James A. Hislop between September 21 and October 25, 2001 was $455,996 and such funds were obtained from the personal funds of James A. Hislop.

ITEM 4.   PURPOSE OF TRANSACTION.


          The shares of Voting Common Stock purchased by Penske Corporation through Penske Automotive were purchased for investment purposes.

          The shares of Voting Common Stock purchased by each of Roger S. Penske and James A. Hislop were purchased for investment purposes.

          In addition, on each of February 28, 2001 and February 22, 2002, Roger S. Penske was granted an option to purchase 15,000 shares of Voting Common Stock and 20,000 shares of Voting Common Stock, respectively, in connection with his service as Chairman of the Company. The option granted on February 28, 2001 vests and becomes exercisable in three equal annual installments beginning on February 28, 2002. The option granted on February 22, 2002 vests and becomes exercisable in three equal annual installments beginning on February 22, 2003.


ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.

          The Reporting Persons were advised by the Company that as of February 22, 2002 there were 27,589,020 shares of Voting Common Stock outstanding (not including any securities convertible into Voting Common Stock).

          (a) On February 1, 2002, IMCG I exercised the IMCG I Warrant and purchased 3,915,580 shares of Voting Common Stock at a purchase price of $12.45 per share and IMCG II exercised the IMCG II Warrant and purchased 1,106,113 shares of Non-Voting Common Stock at a purchase price of $12.45 per share.

     As of February 28, 2002, as a result of the transactions previously reported on this Schedule 13D and (i) the receipt on August 15, 2001 of
201.9554 shares of Series A Preferred Stock and 57.0505 shares of Series B Preferred Stock as payment in kind dividends on the outstanding shares of Preferred Stock (all of such dividend shares were previously reported as accrued but not yet paid and as deemed beneficially owned by the Reporting Persons in Amendment No. 10 to this Schedule 13D), (ii) the receipt on December 31, 2001 of 26.3936 shares of Series A Preferred Stock and 7.4559 shares of Series B Preferred Stock as payment in kind dividends on the outstanding shares of Preferred Stock (the portion of such dividend shares accrued as of August 7, 2001 were previously counted as accrued but not yet paid and as deemed beneficially owned by the Reporting Persons in Amendment No. 10 to this Schedule 13D), (iii) the accrual of 79.764 shares of Series A Preferred Stock and 22.533 shares of Series B Preferred Stock to be received in lieu of cash dividends accrued on the outstanding shares of Preferred Stock since December 31, 2001, if, and only if, the Preferred Stock is converted prior to the payment of the accrued cash dividends, (iv) the purchase of (x) 10,000 shares of Voting Common Stock by Roger S. Penske, (y) of 35,000 shares of Voting Common Stock by James A. Hislop, and
(z) 11,000 shares of Voting Common Stock by Penske Corporation, through Penske Automotive, each in open market purchases between the date of the filing of Amendment No. 10 to this Schedule 13D and February 28, 2002 and
(v) the right to exercise within sixty days a portion of an option (such portion covering 5,000 shares of Voting Common Stock) previously granted to Roger S. Penske, which portion vested on February 28, 2002, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 24,955,288 shares of Voting Common Stock, which constitutes approximately 64.55% of the 38,661,857 shares of Voting Common Stock deemed to be outstanding for this purpose. The 38,661,857 shares deemed to be outstanding was determined by adding the 27,589,020 shares of Voting Common Stock outstanding as of February 22, 2002 to the 11,072,837 shares of Voting Common Stock into which the securities reported as beneficially owned by the Reporting Persons are convertible.

          As of February 28, 2002, taking into account only those securities held by the Reporting Persons that are currently outstanding and have voting rights, the Reporting Persons held approximately 62.40% of the voting power with respect to matters coming before the holders of the Voting Common Stock and the Series A Preferred Stock.


          (b) As of February 28, 2002, assuming the conversion into Voting Common Stock of the Series A Preferred Stock, the Series B Preferred Stock and the shares of Non-Voting Common Stock, IMCG I has the sole power to direct the vote of 11,358,174 shares of Voting Common Stock, and IMCG II has the sole power to direct the vote of 3,208,575 shares of Voting Common Stock, in each case subject to certain restrictions contained in the Restated Stockholders Agreement (as defined below). PCP has the sole power to direct the vote of 14,566,749 shares of Voting Common Stock. Penske Corporation has the sole power to direct the vote of 9,896,871 shares of Voting Common Stock. Roger S. Penske has the sole power to direct the vote of 20,000 shares of Voting Common Stock, and, upon (x) the exercise of the Second Closing Options, (y) the exercise of a portion of an option (such portion covering 16,667 shares of Voting Common Stock) previously granted to Roger S. Penske, which portion vested in part on January 14, 2001 and in part on January 14, 2002, and (z) the exercise of a portion of an option (such portion covering 5,000 shares of Voting Common Stock) previously granted to Roger S. Penske, which portion vested on February 28, 2002, Roger S. Penske will have the sole power to direct the vote of an aggregate of 441,667 shares of Voting Common Stock and shared power to direct the vote of 24,463,621 shares of Voting Common Stock. James A. Hislop has the sole power to direct the vote of 50,000 shares of Voting Common Stock and shared power to direct the vote of 14,566,749 shares of Voting Common Stock.

          As of February 22, 2002, the members of IMCG I entered into the IMCG I Letter Agreement (as defined below) and the members of IMCG II entered into the IMCG II Letter Agreement (as defined below), each of which among other things allows the respective members of those entities to require a distribution of the shares attributable to its membership interest subject to certain restrictions (see Item 6 below). As a result, as of February 28, 2002, subject to certain restrictions contained in the IMCG I Letter Agreement and the IMCG II Letter Agreement, as applicable:

          o IMCG I has the sole power to direct the disposition of 11,358,174 shares of Voting Common Stock,

          o IMCG II has the sole power to direct the disposition of 3,208,575 shares of Voting Common Stock,

          o Penske Corporation has the sole power to direct the disposition of 9,896,871 shares of Voting Common Stock and the shared power to direct the disposition of 5,881,430 shares of Voting Common Stock,

          o PCP has the sole power to direct the disposition of 145,667 shares of Voting Common Stock and the shared power to direct the disposition of 14,421,082 shares of Voting Common Stock,

          o Roger S. Penske has the sole power to direct the disposition of 20,000 shares of Voting Common Stock, and, upon (x) the exercise of the Second Closing Options, (y) the exercise of portions of an option (such portion covering 16,667 shares of Voting Common Stock) previously granted to Roger S. Penske, which portion vested in part on January 14, 2001 and January 14, 2000, respectively and (z) the exercise of a portion of an option (such portion covering 5,000 shares of Voting Common Stock) previously granted to Roger S. Penske, which portion vested on February 28, 2002, Roger S. Penske will have the sole power to direct the disposition of an aggregate of 441,667 shares of Voting Common Stock and the shared power to direct the disposition of 24,463,621 shares of Voting Common Stock, and

          o James A. Hislop has the sole power to direct the disposition of 50,000 shares of Voting Common Stock and the shared power to direct the disposition of 14,566,749 shares of Voting Common Stock.


          (c) Between the date of the filing of Amendment No. 10 to this
Schedule 13D and February 28, 2002, Penske Automotive, a wholly owned subsidiary of Penske Corporation, purchased the following shares of Voting Common Stock, all in open market transactions on the New York Stock
Exchange:

----------------------------------------------------------------------------
Purchase Date    Number of Shares       Per Share Purchase Price
----------------------------------------------------------------------------
12/27/01          10,000                $26.31
----------------------------------------------------------------------------
12/31/01           1,000                $25.90
----------------------------------------------------------------------------

          Between the date of the filing of Amendment No. 10 to this
Schedule 13D and February 28, 2002, Roger S. Penske purchased the following shares of Voting Common Stock, all in open market transactions on the New York Stock Exchange:

----------------------------------------------------------------------------
Purchase Date     Number of Shares       Per Share Purchase Price
----------------------------------------------------------------------------
09/21/01          10,000                 $10.40
----------------------------------------------------------------------------
                Between the date of the filing of Amendment No. 10 to this
Schedule 13D and February 28, 2002, James A. Hislop purchased the following shares of Voting Common Stock, all in open market transactions on the New York Stock Exchange:

----------------------------------------------------------------------------
Purchase Date      Number of Shares      Per Share Purchase Price
----------------------------------------------------------------------------
09/21/01           14,900                $10.80
----------------------------------------------------------------------------
09/21/01              100                $10.76
----------------------------------------------------------------------------
10/25/01           20,000                $14.70
----------------------------------------------------------------------------

          Except as described herein, none of the Reporting Persons have effected any transactions in the Voting Common Stock since August 7, 2001, the date of filing of the tenth amendment to this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

IMCG I Direction Letter Agreement
---------------------------------

          On February 22, 2002, IMCG I and J.P. Morgan Partners (BHCA), L.P. ("JPMP"), Virginia Surety Company, Inc. ("AON"), Penske Corporation, and PCP (the "Managing Member", and each of JPMP, AON and Penske Corporation, an "IMCG I Member"), being all the members of IMCG I, entered into a letter agreement (the "IMCG I Letter Agreement"). The IMCG I Letter Agreement is attached as Exhibit 25 hereto and is incorporated in and made part of this Schedule 13D in its entirety by this reference. Under the terms of the IMCG I Letter Agreement each IMCG I Member may, in connection with its execution of a cash sale of shares of Series A Preferred Stock or Common Stock attributable to its membership interest in IMCG I, require that IMCG I distribute such shares to that IMCG I Member, subject to certain conditions (an "IMCG I Member Distribution"). Such conditions are as follows: (i) until February 22, 2003, no IMCG I Member may require IMCG I to distribute any of the shares of Common Stock obtained by IMCG I pursuant to the exercise of the Warrants, unless immediately after giving effect to such distribution, no other shares of Series A Preferred Stock, Series B Preferred Stock or Common Stock are attributable to such IMCG I Member's membership interests in IMCG I and IMCG II and (ii) other than distributions permitted by the IMCG I Letter Agreement or in connection with reallocation of shares to the Managing Member in accordance with IMCG I's operating agreement, IMCG I will not sell or otherwise transfer to a third party any shares of the Company attributable to an IMCG I Member's membership interest, without the prior written consent of such member. Moreover, neither IMCG I nor any IMCG I Member can cause the conversion of any shares of Series A Preferred Stock attributable to its membership interest, except in connection with an IMCG I Member Distribution and upon receipt by IMCG I of notice of redemption by the Company. Notwithstanding the foregoing, the Managing Member shall have the right at any time to cause IMCG I to distribute to an IMCG I Member all or a portion of the shares of Series A Preferred Stock and/or Common Stock (or any proceeds of such shares) attributable to such IMCG I Member's membership interest.

IMCG II Direction Letter Agreement
----------------------------------

          On February 22, 2002, IMCG II and JPMP and PCP (each of JPMP and PCP, an "IMCG II Member"), being the two members of IMCG II, entered into a letter agreement (the "IMCG II Letter Agreement"). The IMCG II Letter Agreement is attached as Exhibit 26 hereto and is incorporated in and made part of this Schedule 13D in its entirety by this reference. Under the terms of the IMCG II Letter Agreement each IMCG II Member may, in connection with its execution of a cash sale of shares of Series A Preferred Stock, Series B Preferred Stock or Common Stock attributable to its membership interest in IMCG II, require that IMCG II distribute such shares to that IMCG II Member, subject to certain conditions (an "IMCG II Member Distribution"). Such conditions are as follows: (i) until February 22, 2003, no IMCG II Member may require IMCG II to distribute any of the shares of Common Stock obtained by IMCG II pursuant to the exercise of the Warrants, unless immediately after giving effect to such distribution, no other shares of Series A Preferred Stock, Series B Preferred Stock or Common Stock are attributable to such IMCG II Member's membership interests in IMCG I and IMCG II and (ii) other than distributions permitted by the IMCG II Letter Agreement or in connection with reallocation of shares to the Managing Member in accordance with IMCG II's operating agreement, IMCG II will not sell or otherwise transfer to a third party any shares of the Company attributable to an IMCG II Member's membership interest, without the prior written consent of such member. Moreover, neither IMCG II nor any IMCG II Member can cause the conversion of any shares of Series A Preferred Stock or Series B Preferred Stock attributable to its membership interest, except in connection with an IMCG II Member Distribution and upon receipt by IMCG II of notice of redemption by the Company. Notwithstanding the foregoing, the Managing Member shall have the right at any time to cause IMCG II to distribute to an IMCG II Member all or a portion of the shares of Series A Preferred Stock, Series B Preferred Stock and/or Common Stock (or any proceeds of such shares) attributable to such IMCG II Member's membership interest.

Second Amended and Restated Stockholders Agreement
--------------------------------------------------

          In connection with the execution of the IMCG I Letter Agreement and the IMCG II Letter Agreement, Aeneas, Penske Corporation, Penske Automotive, PCP, IMCG I, IMCG II, and Mitsui (collectively, the "Restricted Stockholders") and JPMP and AON entered into the Second Amended and Restated Stockholders Agreement (the "Restated Stockholders Agreement") which amends and restates the Stockholders Agreement (as previously amended). The description of the Stockholders Agreement and the amendments thereto included in the previous Schedule 13D filings is replaced in its entirety by the following description. The Restated Stockholders Agreement is included as Exhibit 27 hereto and is incorporated in and made a part of this Schedule 13D in its entirety by this reference. The Restated Stockholders Agreement supercedes the Stockholders Agreement (as previously amended) and as attached as Exhibits 8, 17 and 22 to this Schedule 13D.

          Pursuant to the Restated Stockholders Agreement, the Restricted Stockholders agree to use their reasonable best efforts to cause the Board of Directors to consist of nine members, as follows: (i) Roger S. Penske,
(ii) four individuals designated by IMCG I and IMCG II, (iii) one individual nominated by Mitsui, and (iv) three independent directors. In addition, the Restricted Stockholders agree to use their reasonable best efforts, to cause the Compensation Committee of the Board of Directors to consist of Roger S. Penske, an individual designated by IMCG-I and IMCG-II and two independent directors.

          In the event that IMCG I and IMCG II, together with Penske Corporation, Penske Automotive, and PCP, cease to hold in the aggregate, beneficial ownership (as defined in Rule 13d-5 under the Exchange Act) of at least 20% in the Company, the number of individuals IMCG I and IMCG II will be entitled to designate will be reduced from four individuals by one individual for each 2.5% reduction in the aggregate beneficial ownership of IMCG I and IMCG II, together with Penske Corporation, Penske Automotive, and PCP, below 20% and in the event that IMCG I and IMCG II, together with Penske Corporation, Penske Automotive, and PCP, cease to hold in the aggregate, beneficial ownership of at least 10% in the Company, IMCG I and IMCG II shall cease to be entitled to designate any individuals to be supported by the other Restricted Stockholders. In the event that Mitsui ceases to hold in the aggregate, beneficial ownership of at least 2.5%, Mitsui shall cease to be entitled to designate any individuals to be supported by the other Restricted Stockholders.

          The Restated Stockholders Agreement requires IMCG I and IMCG II to cause Roger S. Penske to serve as Chairman of the Company and Chief Executive Office of the Company until August 3, 2002; provided such obligation will terminate if IMCG I and IMCG II are no longer entitled to designate a majority of the Board of Directors of the Company.

          The Restated Stockholders Agreement contains certain restrictions on the acquisition of the Company's equity securities and certain other actions by the Restricted Stockholders. At any time prior to December 14, 2003, no Restricted Stockholder will be permitted, directly or indirectly, to: (a) except as described below, acquire ownership of (i) any capital stock of the Company, or direct or indirect rights (including convertible securities) or options to acquire such capital stock or (ii) any of the assets or businesses of the Company, or direct or indirect rights or options to acquire such assets or businesses; (b) to offer, seek, or propose to enter into any transaction of merger, consolidation, sale of substantial assets or any other business combination involving the Company;
(c) to make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" (as such terms are defined or used in Regulation 14A under the Exchange Act) or become a "participant" in any "election contest" (as such terms are defined or used under the prior Rule 14a-11 under the Exchange Act) to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the Company or any of its affiliates; (d) to initiate or propose any stockholder proposals for submission to a vote of stockholders, whether by action at a stockholder meeting or by written consent, with respect to the Company, or except as provided in the Restated Stockholders Agreement propose any person for election to the Board of Directors of the Company;
(e) to disclose to any third party, or make any filing under the Exchange Act, including, without limitation, under Section 13(d) thereof, disclosing any intention, plan or arrangement inconsistent with the foregoing; (f) to form, join or in any way participate in a group to take any actions otherwise prohibited by the terms of the Restated Stockholders Agreement;
(g) to enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing; or (h) to make any public announcement with respect to any of the foregoing. In addition, IMCG I and IMCG II will be restricted from acquiring additional equity securities of the Company except as described below.

          Notwithstanding the provisions described in the prior paragraph, the Restated Stockholders Agreement will not prohibit: (a) any transaction by a Restricted Stockholder approved by either (i) a majority of the members of the Board of Directors who are neither designated by or affiliated with such Restricted Stockholder, or (ii) the holders of a majority of the voting stock of the Company excluding shares held by such Restricted Stockholder and its affiliates; (b) in the case of IMCG I and IMCG II, the acquisition of securities or of beneficial ownership of securities if, after giving effect to such acquisition, the beneficial ownership of IMCG I and IMCG II in the Company is less than or equal to 65%; (c) in the case of each of Aeneas and Mitsui, the acquisition of securities or of beneficial ownership of securities if, after giving effect to such acquisition, the beneficial ownership of each such Restricted Stockholder in the Company is less than or equal to 49% (d) the granting by the Board of Directors of stock options to affiliates of the Restricted Stockholders; (e) the exercise of stock options; or (f) any transaction contemplated by, or in furtherance of a certain letter agreement between the Company, IMCG I, IMCG II and JPMP regarding regulatory matters which is more fully described below (the "Regulatory Sideletter"), a certain registration rights agreement entered into by JPMP, AON and the Company providing JPMP and AON with various registration rights or the Stockholders Agreement.

          Pursuant to the Restated Stockholders Agreement, (a) JPMP or IMCG I and/or IMCG II on behalf of JPMP, must hold shares of Series A Preferred Stock, Series B Preferred Stock or Common Stock representing at least 3,122,449 shares of Common Stock on an as converted basis (as may be adjusted from time to time) (the "JPMP Standstill Shares") and will not be permitted to sell or otherwise transfer such shares on or prior to January 31, 2003, except to certain affiliates and permitted transferees, (b) AON, or IMCG I and/or IMCG II on behalf of AON, must hold shares of Common Stock or shares of Series A Preferred Stock, Series B Preferred Stock or Common Stock representing at least 1,377,551 shares of Common Stock on an as converted basis (as may be adjusted from time to time) (the "AON Standstill Shares") and will not be permitted to sell or otherwise transfer such shares on or prior to January 31, 2003, except to certain affiliates and permitted transferees, and (c) JPMP and AON will not be permitted to direct IMCG I or IMCG II to transfer any shares of capital stock of the Company on or prior to May 1, 2002 (other than transfers contemplated by the certain registration rights agreement among JPMP, AON and the Company; transfers to certain affiliates or permitted transferees of JPMP or AON; and transfers in connection with a private sale); and (d) IMCG I and IMCG II will not be permitted to take any action for or exercise any right on behalf of JPMP or AON, without the prior direction or approval of JPMP or AON, as applicable or except as permitted by the IMCG I Letter Agreement and/or the IMCG II Letter Agreement, as applicable. If Penske Corporation, Penske Automotive or PCP or any of their affiliates sell or otherwise transfer, in one transaction or a series of related transactions, equity securities of the Company that represent an amount in excess of five hundred thousand shares of Common Stock (determined on an as converted basis) in the aggregate (other than (i) transfers to an affiliate of Penske Corporation, Penske Automotive or PCP, (ii) transfers at the direction of JPMP or AON of securities held by IMCG I or IMCG II for the account of JPMP or AON, (iii) transfers to PCP's carry account (which will contain shares of capital stock of the Company transferred to the Managing Member from the AON share account, the JPMP share account, the PCP share account, or the Penske Corporation share account in accordance with the terms of the operating agreements of IMCG I and IMCG II (the "PCP Carry Account")), or (iv) transfers to PCP or by PCP to its members or by such members to their members ad infinitum) then the restrictions described in clauses (a), (b) and (c) described in the immediately preceding sentence will terminate immediately prior to such transfer. Each of JPMP or AON must first offer the JPMP or AON Standstill Shares, as applicable, to Penske Corporation, prior to selling or transferring, at any time after February 1, 2003 but before February 1, 2005, any of such Standstill Shares to a third party (including transfers in an underwritten public offering but excluding transfers to certain affiliates and permitted transferees).

          In addition, Penske Corporation, Penske Automotive, PCP and each of their respective affiliates (other than the Company) will not be permitted to sell or transfer or otherwise dispose of equity securities of the Company (other than transfers at the direction of JPMP or AON of securities held by IMCG I or IMCG II for the account of JPMP or AON) (i) as part of or in connection with the first primary public offering of the securities of the Company which includes a secondary sale component which occurs on or before August 1, 2003 or (ii) pursuant to Rule 144 of the Securities Act on or before May 1, 2002. Moreover, in the event any of IMCG I, IMCG II, Penske Corporation, Penske Automotive, or PCP sell or otherwise transfer equity securities in the Company to a third party prior to February 1, 2005 (other than (i) transfers to an affiliate or permitted transferee, (ii) transfers at the direction of JPMP or AON of securities held by IMCG I or IMCG II for the account of JPMP or AON, (iii) transfers to PCP's Carry Account, (iv) transfers of securities held for PCP's account or in the PCP Carry Account to PCP, or (v) transfers by PCP to its members or by such members to their members ad infinitum), each must permit Aeneas, Mitsui, JPMP and AON to participate in such sale or other transfer on a pro rata basis.

          Pursuant to the Restated Stockholders Agreement, in the event Penske requests, JPMP will use all reasonable efforts to convert any JPMP Standstill Shares, which represent Non-Voting Common Stock, into Voting Common Stock, unless such conversion would cause a regulatory problem, a filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") or a violation of applicable securities laws or any rule or regulation of any exchange on which the capital stock of the Company is listed. If Penske Corporation, Penske Automotive or PCP or any of their affiliates sell or otherwise transfer, in one transaction or a series of related transactions, equity securities of the Company that represent an amount in excess of five hundred thousand shares of Common Stock (determined on an as converted basis) in the aggregate (other than transfers to an affiliate of Penske Corporation, Penske Automotive or PCP, transfers at the direction of JPMP or AON of securities held by IMCG I or IMCG II for the account of JPMP or AON, transfers to PCP's Carry Account, transfers to PCP or by PCP to its members or by such members to their members ad infinitum) then such conversion requirement will terminate immediately prior to such transfer. Notwithstanding the foregoing, each of the Restricted Stockholders and AON agrees to cooperate with the Company in all reasonable respects in complying with the terms and provision of the Regulatory Sideletter.

          Pursuant to the Stockholders Agreement, prior to making any filings required by Section 13 or 16 of the Exchange Act, each of IMCG I, IMCG II, JPMP and AON will provide the other parties with reasonable opportunity to review and comment on such filings.

          A majority of the disinterested members of the Board of Directors of the Company authorized and approved the Restated Stockholders Agreement.

Regulatory Sideletter
---------------------

          In connection with the execution of the IMCG I and IMCG II Letter Agreements and the Restated Stockholders Agreement, the Company, IMCG I, IMCG II, and JPMP entered into the Regulatory Sideletter dated as of February 22, 2002. The Regulatory Sideletter is attached as Exhibit 28 hereto and is incorporated in and made a part of this Schedule 13D in its entirety by this reference. Under the terms of the Regulatory Sideletter, each of the Company, IMCG I and IMCG II agrees to take all actions as are reasonably requested by JPMP in order to (a) effectuate and facilitate any transfer by JPMP of any securities of the Company then held by JPMP or by IMCG I or IMCG II for the account of JPMP to any person designated by JPMP,
(b) permit JPMP or certain of its affiliates to exchange or direct IMCG I or IMCG II to exchange all or any portion of the voting securities then held by such person on a share-for-share basis for shares of a class of non-voting securities of the Company which non-voting securities will be identical in all respects to the voting securities and (c) grant JPMP or its designee the reasonable equivalent of any voting rights arising out of JPMP's ownership of voting securities and/or provided in the Restated Stockholders Agreement that were diminished as a result of the transfers and amendments described above.

          The Regulatory Sideletter is not intended to alter the economic arrangements among the parties or create additional rights for any party (in addition to rights set forth in the other agreements between the parties or in the corporate documents governing the internal affairs of the Company).

          A majority of the disinterested members of the Board of Directors of the Company authorized and approved the Regulatory Sideletter.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 28, 2002


                                INTERNATIONAL MOTOR CARS GROUP I, L.L.C.


                                  By:    PENSKE CAPITAL PARTNERS, L.L.C.
                                         Its Managing Member



                                        By:   /s/ James A. Hislop
                                              --------------------------------
                                              James A. Hislop
                                              President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 28, 2002


                                 INTERNATIONAL MOTOR CARS GROUP II, L.L.C.


                                    By:    PENSKE CAPITAL PARTNERS, L.L.C.
                                           Its Managing Member



                                           By: /s/ James A. Hislop
                                               -------------------------------
                                               James A. Hislop
                                               President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 28, 2002


                                  PENSKE CAPITAL PARTNERS, L.L.C.



                                     By:    /s/ James A. Hislop
                                            ----------------------------------
                                            James A. Hislop
                                            President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 28, 2002





                                              /s/ James A. Hislop
                                              --------------------------------
                                              James A. Hislop

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 28, 2002






                                               /s/ Roger S. Penske
                                               -------------------------------
                                               Roger S. Penske

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 28, 2002


                                     PENSKE CORPORATION



                                       By:/s/ Robert Kurnick
                                          -----------------------------------
                                          Name:    Robert Kurnick
                                          Title:   Executive Vice President

                                  EXHIBIT INDEX


Exhibit 25 --  Letter agreement, dated February 22, 2002, by and among, International Motor Cars Group I, L.L.C., J.P. Morgan Partners (BHCA), L.P., Virginia Surety Company, Inc., Penske Corporation and Penske Capital Partners, L.L.C.


Exhibit 26 --  Letter agreement, dated February 22, 2002, by and among, International Motor Cars Group II, L.L.C., J.P. Morgan Partners (BHCA), L.P. and Penske Capital Partners, L.L.C.


Exhibit 27 --  Second Amended and Restated Stockholders Agreement,
               dated as of February 22, 2002, by and among Aeneas Venture Corporation, International Motor Cars Group I, L.L.C., International Motor Cars Group II, L.L.C., J.P. Morgan Partners (BHCA), L.P., Mitsui & Co., Ltd., Mitsui & Co., (U.S.A.), Inc., Penske Corporation, Penske Capital Partners, L.L.C., Penske Automotive Holdings Corp., Virginia Surety Company, Inc. and United Auto Group, Inc. (incorporated by reference to Exhibit 10.27.2(a) of the Annual Report on Form 10-K of United Auto Group, Inc. for the fiscal year ended December 31, 2001).


Exhibit 28 --  Regulatory Sideletter dated as of February 22, 2002, by and among, J.P. Morgan Partners (BHCA), L.P.,
               International Motor Cars Group I, L.L.C., International Motor Cars Group II, L.L.C. and United Auto Group, Inc.